                                                                      EXHIBIT 99
--------------------------------------------------------------------------------
                           GRAYS FERRY COGENERATION PARTNERSHIP
                           FINANCIAL STATEMENTS FOR THE YEARS ENDED
                           DECEMBER 31, 1999, 1998 AND 1997 AND
                           INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Partners of Grays Ferry Cogeneration Partnership:

We have audited the accompanying balance sheets of Grays Ferry Cogeneration Partnership (the "Partnership"), as of December 31, 1999 and 1998, and the related statements of changes in partners' capital, and cash flows for the years ended December 31, 1999, 1998 and 1997 and the related statements of income for the year ended December 31, 1999 and for the period from January 9, 1998 (date of commercial operation) to December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1999 and 1998, and its cash flows for the years ended December 31, 1999, 1998 and 1997, and the results of its operations for the year ended December 31, 1999 and for the period from January 9, 1998 (date of commercial operation) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2 to the financial statements, the Partnership has failed to convert the construction loan to a term loan. As a consequence, the Project Lender has determined that the Partnership is in default. These actions raise substantial doubt about the Partnership's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2. The financial statements do not include any adjustment that might result from the outcome of these uncertainties, other than the classification of the Partnership debt as current.

As discussed in Note 8 to the financial statements, in 1999 the Partnership changed its method of accounting for the cost of start-up activities to conform with Statement of Position 98-5.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
January 28, 2000

GRAYS FERRY COGENERATION PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                1999                    1998

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                            $  18,390,037           $  18,628,423
  Accounts receivable - related parties                                    2,544,955              10,678,770
  Accounts receivable - other                                              5,901,621               1,805,350
  Inventory                                                                1,367,589               2,163,444
  Prepaid expenses                                                           123,646                 116,976
                                                                       -------------           -------------
           Total current assets                                           28,327,848              33,392,963

PROPERTY, PLANT AND EQUIPMENT:
  Plant in service                                                       151,463,731             151,297,117
  Accumulated depreciation                                               (14,978,041)             (7,402,171)
                                                                       -------------           -------------

  Property, plant and equipment - net                                    136,485,690             143,894,946
                                                                       -------------           -------------

OTHER ASSETS (Net of accumulated amortization of $863,281 and
  $426,949 in 1999 and 1998, respectively)                                 8,890,393               6,875,906
                                                                       -------------           -------------
TOTAL ASSETS                                                           $ 173,703,931           $ 184,163,815
                                                                       =============           =============

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Construction loan (Notes 2 and 6)                                    $  79,400,682           $  94,324,049
  Subordinated debt (Note 6)                                              15,000,000              15,000,000
  Accounts payable and accrued liabilities - related parties                 760,779               3,503,417
  Accounts payable and accrued liabilities - other                        11,158,154              15,017,152
  Retainage payable                                                                                5,581,729
                                                                       -------------           -------------
           Total liabilities
                                                                         106,319,615             133,426,347
PARTNERS' CAPITAL                                                         67,384,316              50,737,468
TOTAL LIABILITIES AND PARTNERS' CAPITAL                                $ 173,703,931           $ 184,163,815
                                                                       -------------           -------------


See notes to financial statements.

GRAYS FERRY COGENERATION PARTNERSHIP
STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM JANUARY 9, 1998 (DATE OF COMMERCIAL OPERATION) TO DECEMBER 31, 1998

--------------------------------------------------------------------------------


                                                      1999                   1998

REVENUES (Note 4):
  Electric energy sales:
    Related party                             $ 14,202,432           $ 50,776,226
    Other                                       36,974,898
  Steam sales - related party                   14,904,924             14,741,775
  Capacity fees:
    Electric:
      Related party                              3,017,100              9,531,900
      Other                                      6,728,400
    Steam - related party                        2,842,962              3,075,988
                                              ------------           ------------
           Total revenues                       78,670,716             78,125,889
                                              ------------           ------------

OPERATING EXPENSES (Note 4):
  Fuel and consumables:
    Related party                                2,423,788              2,531,844
    Other                                       34,579,738             32,394,334
  Operation and maintenance:
    Related parties                              1,681,877              1,527,916
    Other                                        2,777,004              2,819,680
  General and administrative:
    Related parties                              3,029,132              2,772,641
    Other                                        3,103,746              2,373,432
  Depreciation                                   7,575,870              7,402,171
                                              ------------           ------------
           Total operating expenses             55,171,155             51,822,018
                                              ------------           ------------
INCOME FROM OPERATIONS                          23,499,561             26,303,871
                                              ------------           ------------

OTHER INCOME (EXPENSE):
  Interest income                                  835,733                665,765
  Interest expense                             (11,642,670)           (11,674,898)
  Interest forgiven (Note 2)                     2,887,433
  Recovery for business interruption             1,573,511
  Other                                           (149,720)
                                              ------------           ------------
           Total other expense - net            (6,495,713)           (11,009,133)
                                              ------------           ------------

NET INCOME BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE             17,003,848             15,294,738

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE (Note 8)                   (357,000)
                                              ------------           ------------
NET INCOME                                    $ 16,646,848           $ 15,294,738
                                              ============           ============


See notes to financial statements.

GRAYS FERRY COGENERATION PARTNERSHIP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                         ADWIN             COGENAMERICA           TRIGEN                  TOTAL
                                     (SCHUYLKILL)           SCHUYLKILL,         (SCHUYLKILL)            PARTNERS'
                                      COGENERATION, INC.       INC.          COGENERATION, INC.          CAPITAL

BALANCE, JANUARY 1, 1996             $  2,784,214           $ 2,658,516                               $ 5,442,730


  Capital contributions                10,000,000            10,000,000          $10,000,000           30,000,000
                                     ------------           -----------          -----------          -----------

BALANCE, DECEMBER 31, 1997             12,784,214            12,658,516           10,000,000           35,442,730

  Net income for period                 5,098,246             5,098,246            5,098,246           15,294,738
                                     ------------           -----------          -----------          -----------

BALANCE, DECEMBER 31, 1998             17,882,460            17,756,762           15,098,246           50,737,468

  Assignment of partnership
    interest (Note 2)                 (17,882,460)            8,941,230            8,941,230

  Net income for period                                       8,323,424            8,323,424           16,646,848
                                     ------------           -----------          -----------          -----------
BALANCE, DECEMBER 31, 1999           $          -           $35,021,416          $32,362,900          $67,384,316
                                     ============           ===========          ===========          ===========


See notes to financial statements.

GRAYS FERRY COGENERATION PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                                   1999            1998              1997

OPERATING ACTIVITIES:
  Net income                                                                     $ 16,646,848    $ 15,294,738
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                    7,575,870       7,402,171
    Amortization of other assets                                                      436,332         426,949
    Cumulative effect of change in accounting principle                               357,000
    Changes in assets and liabilities which provided (used) cash:

      Accounts receivable - related parties                                         6,988,836      (8,048,677)
      Accounts receivable - other                                                  (4,096,271)     (1,805,350)
      Prepaid assets                                                                   (6,670)       (116,976)
      Inventories                                                                     795,855      (1,142,975)
      Accounts payable and accrued expenses - related parties                       3,055,461       3,503,417
      Accounts payable and accrued expenses - other                                (3,858,998)     15,017,152
      Other assets                                                                 (2,450,819)       (758,260)
                                                                                 ------------    ------------
           Net cash provided by operating activities                               25,443,444      29,772,189
                                                                                 ------------    ------------
INVESTING ACTIVITIES:

  Construction expenditures                                                           (47,489)     (6,968,920)   $(74,253,351)
  Decrease in other construction related expenses                                                                  (2,439,849)
  Decrease in construction related accruals - related parties                                        (558,759)
  Decrease in construction related accruals - other                               (10,710,974)     (6,381,865)     (4,812,728)
                                                                                 ------------    ------------    ------------
           Net cash used in investing activities                                  (10,758,463)    (13,909,544)    (81,505,928)
                                                                                 ------------    ------------    ------------

FINANCING ACTIVITIES:

  Proceeds from borrowings under construction loan agreement
    and subordinated debt                                                                          15,000,000      57,900,000
  Repayment of construction loan agreement                                        (14,923,367)    (18,675,951)
                                                                                 ------------    ------------    ------------
  Partners' capital contributions                                                                                  30,000,000
                                                                                 ------------    ------------    ------------
           Net cash (used in) provided by financing activities                    (14,923,367)     (3,675,951)     87,900,000
                                                                                 ------------    ------------    ------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                 (238,386)     12,186,694       6,394,072

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                     18,628,423       6,441,729          47,657
                                                                                 ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                         $ 18,390,037    $ 18,628,423    $  6,441,729
                                                                                 ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
  Cash paid during the year for interest, net of amounts capitalized in 1997     $  7,702,252    $  7,770,075    $
                                                                                 ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:

  During 1999, $476,125 of adjustments were made to plant in service due to change orders received for construction, reducing accrued expenses by $668,854, and the write-off of accounts receivable of $1,144,979.


See notes to financial statements.

GRAYS FERRY COGENERATION PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

1.       ORGANIZATION OF PARTNERSHIP

Grays Ferry Cogeneration Partnership, (the "Partnership") was organized on October 29, 1991 as a Pennsylvania general partnership for the sole purpose of developing, owning, constructing and operating a 150 megawatt gas and oil fired qualifying cogeneration facility (the "Project") at the Schuylkill Station of the Trigen-Philadelphia Energy Corporation ("TPEC") in Philadelphia, Pennsylvania. For the period from October 29, 1991 (date of inception) through January 8, 1998, the Partnership was considered a development stage entity as its sole activity was construction of the facility. Pursuant to 20-year electricity and 25-year steam purchase agreements between the Partnership and its two customers, sales of electricity and steam began in January 9, 1998, the date of Commercial Operation.

The Partnership's date of Commercial Operation of January 9, 1998 was chosen because it was the date its customers started paying it for electricity and steam sold to them under its 20-year electricity purchase agreements and its 25-year steam purchase agreements.

The Partnership's original general partners are Adwin Equipment Company, a wholly owned subsidiary of Eastern Pennsylvania Development Company, which is a wholly owned subsidiary of PECO Energy Company ("PECO") and O'Brien (Schuylkill) Cogeneration, Inc., ("O'Brien"), a wholly owned subsidiary of O'Brien Environmental Energy, Inc. Subsequent to the original Partnership formation, Adwin (Schuylkill) Cogeneration, Inc. ("Adwin"), a wholly owned subsidiary of Adwin Equipment Company, was assigned all rights, responsibilities, and obligations of the Partnership previously held by Adwin Equipment Company. Then on April 23, 1999, Adwin assigned its share of the Partnership equally to the remaining partners.

Trigen (Schuylkill) Cogeneration, Inc. ("Trigen"), a wholly owned subsidiary of Trigen Energy Corporation and an affiliate of TPEC, Philadelphia Thermal Development Corporation, ("PTDC"), and Philadelphia United Power Corporation, ("PUPCO"), joined the Partnership as an equal partner as of March 1, 1996.

In a reorganization plan, approximately 40% of the capital stock of O'Brien Environmental Energy, Inc. was acquired by NRG Energy, Inc., and the Company was renamed NRG Generating (U.S.) Inc. As a result of this reorganization, O'Brien became known as NRGG (Schuylkill) Cogeneration, Inc. ("NRGG"). During 1998, NRGG was renamed CogenAmerica Schuylkill, Inc. ("Cogen").

Adwin's partnership interest was assigned to the Partnership on April 23, 1999 in connection with the resolution of the litigation described in Note 2. The two remaining general partners are equal partners, with net operating profits and losses and distributions to be allocated to them equally subject to the terms and provisions as stated in the Amended and Restated Partnership Agreement.

2.    CONTINUATION OF BUSINESS

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed below, in 1998, PECO had taken action to terminate its power purchase agreements with the Partnership. As a consequence, the banking agent ("Project Lender") determined that the Partnership was in default on its Credit Agreement. The events of default with the Project Lender have continued through the date of this report, as the Partnership has been unable to convert its construction loan to a term loan as required in its Credit Agreement. Management is currently in the process of negotiating a term loan with the Project Lender.

Due to the continuing events of default, the Partnership's long-term debt has been reclassified as current in the Partnership's balance sheets. These actions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of these uncertainties, other than the classification of the Project debt as current.

PECO - In March 1998, the Partnership received notice from PECO that PECO believed its power purchase agreements with the Partnership were no longer effective. PECO refused to pay the rates set forth in the agreements based on its allegations that the Pennsylvania Public Utilities Commission (the "PPUC") had denied cost recovery of the power purchase agreements in retail electric rates.

On March 9, 1998, the Partnership, along with Trigen, NRGG and TPEC (collectively "Plaintiffs") filed suit against PECO, Adwin and the PPUC (collectively "Defendants") in United States District Court for the District of Pennsylvania. The suit sought to enjoin PECO from terminating the power purchase agreements and to compel PECO to pay the rates set forth in the agreements. In addition, the Plaintiffs sought actual damages, punitive damages, attorneys' fees and costs. On March 19, 1998, the federal district court dismissed the lawsuit for lack of subject matter jurisdiction.

On April 9, 1998, the Plaintiffs filed suit against the Defendants in the Court of Common Pleas (the "Court") for Philadelphia County in the State of Pennsylvania. Preliminary injunctive relief against PECO in the form of specific performance of the electric sale agreements, including payments according to the contract terms, was granted by the Court on May 6, 1998. A $50,000 bond required by the Court was posted by the Plaintiffs on May 7, 1998. On May 8, 1998, PECO sought a stay of the May 6 Order which was denied on May 20, 1998. Also on May 20, 1998, the Court issued a separate order adjudging PECO to be in civil contempt of the May 6 Order. A Coercive sanction of $50,000 per day, or portion thereof, for nonpayment of all sums owing by PECO in accordance to the contract terms was included in the May 20, 1998 Order. An emergency application of stay by PECO of the May 6 Order was denied on May 22, 1998. As a result, PECO complied with the May 6 Order on May 22, 1998.

On March 10, 1999, the Court of Common Pleas granted the Partnership's motion for partial summary judgment effectively deciding the issue of liability on the contract claim against PECO and in favor of the Partnership. This action had the effect of limiting the scope of the trial to the amount of damages PECO would have had to pay the Partnership and the counts of fraud, conversion, breach of the implied covenant of good faith and fair dealing and breach of fiduciary duties. Subsequently, the litigation was settled pursuant to a Final Settlement Decree and Order of the Court of Common Pleas, Philadelphia County, dated April 23, 1999. The settlement was comprised of an amendment to the Power Purchase Agreements which increased the electric rates paid in 2001-2004 and decreased the electric rates paid in 2005-2017, and the assignment of PECO's Partnership interest to the Partnership.

CONSTRUCTION LOAN DEFAULT - On March 17, 1998 the Partnership received a notice of default from the Project Lender stating that PECO's determination that the power purchase agreements were no longer in effect constituted a material adverse effect as defined under the credit agreement. As of the date of this report, the default has not been waived; accordingly, the Partnership's long-term debt has been reclassified as current in the Partnership's balance sheets (see Note 6). The Project Lender has also restricted the Partnership's ability to make distributions to related parties for certain transactions, along with distributions to the Partners of Partnership earnings. In addition, the interest rate charged under the credit agreement increased to prime plus 2.00%, the penalty interest rate. The Project Lender waived interest accrued at the penalty rate through April 16, 1999 in connection with the settlement of the Partnership's litigation with PECO described above.

The notice of default from the Project Lender described above resulted in a cross-default on the Partnership's subordinate debt. As of the date of this report, the default has not been waived; accordingly, the Partnership's subordinate debt has been reclassified as current in the Partnership's balance sheets (see Note 6). In addition, the interest rate charged on the subordinate debt increased to prime plus 3.5%, the penalty rate. Westinghouse Electric Corporation ("Contractor") waived interest accrued at the penalty rate through April 23, 1999 in connection with the settlement of the Partnership's litigation with PECO described above.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) CAPITALIZED PROJECT COSTS - Construction of the Project was originally scheduled to be completed on or about December 8, 1997 (see Notes 1 and 5), at an estimated cost of $158,000,000. $128,000,000 was provided from the proceeds of the credit agreements (see Note 6), and $30,000,000 was provided from partners' capital contributions (see Note 7). The remainder has been financed through accounts and retainage payable. Capitalized Project costs include costs incurred in the development and construction of the gas and oil fired 150-megawatt cogeneration facility. The majority of these costs represent expenditures made under the Engineering, Procurement and

               Construction contract between the Partnership and the Contractor. Other costs represent expenditures for legal, consulting, engineering and financing activities relating to the Project. All costs related to the design and construction of the Project from the date the initial purchase power agreement was reached up to the date of Commercial Operation on January 9, 1998, have been capitalized as construction work-in-progress when incurred and now are classified as plant in service, except deferred financing fees which are included in other assets.

               Substantially all of the property, plant and equipment is being depreciated over 20 years, the life of the Project's electric and contingent capacity sales agreements (see Note 4).

         (b) REVENUE RECOGNITION - The Partnership's primary source of revenues is from the sale of steam to TPEC and the sale of electricity generated by the Project to PECO. Pursuant to the Steam Sales Agreement, TPEC is obligated to purchase all of its steam requirements from the Project as defined in the agreement. Under the provisions of the Power Purchase Agreements, PECO has agreed to purchase, or accept delivery of, the net electric output from the Project, up to the lesser of 150 megawatts or the amount of electric output for which the Federal Energy Regulatory Commission ("FERC") has certified the Project.

         (c) SEGMENT REPORTING - The Partnership currently operates the Project, which produces two forms of salable energy from one generation process. Revenues from each of the two forms are disclosed on the statement of income.

         (d) INVENTORY - Inventory, which is recorded on the first-in, first-out basis, consists of the following at December 31:


                           1999                1998
Fuel                 $  716,276          $1,532,987
Spare Parts             651,313             630,457
                     ----------          ----------
                     $1,367,589          $2,163,444
                     ==========          ==========


         (e) FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair value amounts presented in these notes to the financial statements have been determined by the Partnership using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Partnership could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 31, 1999 and 1998, and have not been comprehensively revalued for purposes of these financial statements since such date. Current estimates of fair value may differ significantly from the amounts presented herein.

               The following disclosure of the estimated fair value of financial instruments is made in accordance with the provisions of SFAS NO. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

                  CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE, AND OTHER CURRENT ASSETS - The carrying amounts of these items approximate fair value because of the short maturity of these instruments.

                  CONSTRUCTION LOAN AND SUBORDINATED DEBT - Rates currently available to the Partnership for debt with similar terms and maturity are used to estimate the fair value of the debt issued.

                  Accordingly, the fair value of the Construction Loan and Subordinated Debt approximates the carrying value.

         (f) ACCOUNTING FOR INCOME TAXES - The Partnership is not a taxpaying entity for income tax purposes. Taxable income or loss from the Partnership is reportable by the Partners on their respective income tax returns. Accordingly, there is no recognition of income taxes in the financial statements.

         (g) INTEREST RATE HEDGING - The Partnership entered into interest rate swap agreements in order to hedge against future increases in interest rates. For swap contracts that effectively hedge interest rate exposures, the net cash amounts paid or received on the contract are accrued and recognized as an adjustment to interest expense over the period of the contract.

         (h) FUEL COLLAR AGREEMENT - The Partnership entered into a commodity collar transaction (the "Collar") in order to hedge against future fluctuations in the price of natural gas. During the first quarter of 1999, fuel costs were below the floor price in the Collar and the Partnership was required to make payments to the counterparty which were recorded as a component of fuel costs. During the remainder of the year, the fuel costs were within the cap and floor range and no payments were required of either party. The Collar is in effect through December 31, 2000.

         (i) USE OF ESTIMATES - The preparation of the Partnership's financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the amounts of expenses during the reporting periods. Actual results could differ from those estimates.

         (j) CASH AND CASH EQUIVALENTS - The Partnership classifies all investments with terms to maturity of less than three months upon purchase as cash and cash equivalents. Cash and cash equivalents at December 31, 1999 and 1998 consist primarily of a money market investment account, which is carried at market, which approximates cost.

         (k) DEFERRED FINANCING COSTS - Deferred financing costs of $7,230,101 and $6,544,596 at December 31, 1999 and 1998, respectively, are amortized over the life of the credit agreements and are included in other assets.

         (l) IMPAIRMENT OF LONG-LIVED ASSETS - Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

         (m) REAL ESTATE TAXES - The Partnership has accrued real estate taxes as required in the Facility Lease (see Note 4). The Partnership has made its best estimate of its anticipated real estate taxes, but has not yet been billed by its local taxing authority. However, management does not believe that actual taxes due will be materially different than the amounts currently accrued.

4.       RELATED PARTY AGREEMENTS AND TRANSACTIONS

FACILITY LEASE - The Project is located at 2600 Christian Street, Philadelphia, Pennsylvania, on the site of TPEC's Schuylkill Station and PECO's Schuylkill Station, which is owned by PECO. The Partnership has leased a portion of the land which TPEC has leased from PECO. The lease agreement with TPEC commenced on the date construction began, March 8, 1996, and will terminate 25 years from the date of Commercial

Operation. The Partnership is obligated to pay TPEC $1 per year as rent. The Partnership is required to pay any increase in taxes, assessments and fees assessed against the site or the facility during the lease term.

DOCK FACILITY SERVICE AGREEMENT - The Partnership has an agreement with PTDC and TPEC, an affiliate of PTDC, for fuel oil transportation and storage services. The Partnership pays operating fees based on the number of barrels received at, or delivered to, the dock as well as a storage fee for barrels stored for use by the Project. These fees are adjusted annually based on the Consumer Price Index ("CPI"). During 1999, 1998 and 1997, the Partnership incurred costs associated with these services of $156,399, $199,640 and $100,923, respectively, of which $13,297 and $12,862 is included in accounts payable at December 31, 1999 and 1998, respectively. The entrance to the Schuylkill Station of TPEC, which is also the entrance to the Project, was upgraded in 1997. The Partnership had previously agreed to reimburse TPEC for its share of the cost which amounted to $250,000.

OPERATIONS AND MAINTENANCE AGREEMENT - PUPCO, a Delaware corporation, an affiliate of TPEC, manages and performs all operation and maintenance of the Project subsequent to the Commercial Operation date in accordance with a 25-year agreement. Prior to Commercial Operation, PUPCO was reimbursed for certain costs incurred during mobilization and received a monthly fee of $25,000 limited to $150,000 in total monthly fees. After Commercial Operation begins, the Partnership is required to pay PUPCO an annual operating fee of $600,000 as detailed in the agreement. A portion of the operating fee, $400,000, is adjusted annually based on changes in the CPI. As an additional fee, PUPCO will receive 30% of all payments received by the Partnership pursuant to the Contingent Capacity Purchase Addendum (Phase 1). The Partnership was billed by PUPCO annual operating fees of $786,240 and $600,000 in 1999 and 1998, respectively, capacity fees of $757,416 in 1999 and 1998, and reimbursable expenses of $1,685,662 and $1,647,658 for 1999 and 1998, respectively, of which $256,584 and $1,497,003 was included in accounts payable at December 31, 1999 and 1998, respectively. Included in the billings in 1998 and 1997 were $29,192 and $32,851 of fees and reimbursable expenses, respectively, which were capitalized as construction cost.

STEAM SALE AGREEMENT - The Partnership has a 25-year agreement with TPEC in which the Partnership sells all of the steam produced by the plant to TPEC. The price for low- and high-pressure steam is determined based on a function of weighted average fuel price, CPI and the City of Philadelphia Tariff Water and Sewer Rates. The agreement requires TPEC to pay for a minimum of 3.3 Mlbs on an annual basis upon Commercial Operation. During 1999, 1998 and 1997, $17,747,886, $18,113,962 and $851,182, respectively, was billed by the Partnership to TPEC for steam produced and capacity charges. Of the amounts billed in 1998 and 1997, $296,199 and $851,182, respectively, were capitalized as a reduction of construction costs as such sales occurred as a result of plant testing. Accounts receivable as of December 31, 1999 and 1998 include $2,544,955 and $3,985,346, respectively, due from TPEC for these billings.

ELECTRIC AND CONTINGENT CAPACITY SALES AGREEMENTS - The Partnership has two 20-year electric sale agreements with PECO, commencing at the Commercial Operation date, whereby the Partnership supplies PECO with electric output at costs defined by the agreements. The terms of agreements require PECO to purchase or accept delivery of the net electric output from the power plant of the lesser of 150 megawatts or the amount of electric output for which the FERC has certified the power plant. The two parties also entered into a 20-year Contingent Capacity Purchase Addendum which requires PECO to purchase electric capacity from the Partnership. The addendum term commenced on the date of Commercial Operation. During 1999, 1998 and 1997, $17,219,532, through April 23, 1999, when PECO transferred its Partnership interest to the remaining payments (see Note 1) and ceased being considered a related party, $61,932,981 and $1,778,911, respectively, was billed by the Partnership to PECO for electricity produced and capacity charges. Of the amounts billed in 1999, 1998 and 1997, $0, $1,624,855 and $1,778,911, respectively, were applied as a reduction of construction costs as such sales occurred as a result of plant testing. Accounts receivable as of December 31, 1999 and 1998 include $5,606,051 and $6,693,424, respectively, due from PECO for these billings. As a result of the Project, PECO was required to construct an interconnection between its facility and the Partnership's facility. The costs associated with the interconnection, $2,355,426, were reimbursed to PECO by the Partnership during 1997. Other amounts paid to PECO during 1997 for reimbursement of expenses were $6,000 for the Partnership's portion of a joint thermal modeling study.

STEAM VENTURE AGREEMENT - On September 17, 1993, TPEC, PUPCO and the Partnership entered into an Amended and Restated Steam Venture Agreement for the purpose of the Partnership designing, constructing, starting-up, and testing and owning a cogeneration facility, with the assistance of the other two participants. The agreement required the Partnership to pay PUPCO quarterly fees of $150,000 up to Commercial Operation. Amounts billed in 1997 were capitalized as construction costs. After Commercial Operation commenced, PUPCO receives annual fees of $1,200,000 payable in monthly installments. Two-thirds of the annual fee is subject to an escalation of 3% per annum. During 1998 the Partnership was billed $1,200,000 by PUPCO under this agreement, of which $25,806 was capitalized as construction cost. The Partnership was billed $1,224,000 during 1999. Accounts payable at December 31, 1999 and 1998, include $102,000 and $1,200,000, respectively, related to these billings. In addition, during 1997, the Partnership incurred PUPCO mobilization fees of $150,000.

FUEL MANAGEMENT AGREEMENT - From the commencement of Commercial Operation through February 28, 1999, the Partnership had an agreement with Exelon Corporation, a subsidiary of PECO, for fuel management services. Under the terms of the agreement, the Partnership paid Exelon a fee based on the amount of natural gas and liquid fuels delivered to the Project. During 1998, the Partnership incurred costs associated with these services of $176,480, of which $4,474 was capitalized as construction costs and $176,480 was included in accounts payable at December 31, 1998. On February 28, 1999, the agreement with Exelon was terminated by mutual consent among the parties. The Partnership was billed $31,336 in fuel management service fees by Exelon through February 28, 1999, all of which was paid by December 31, 1999.

On February 28, 1999 the Partnership entered into an agreement with PUPCO for fuel management services substantially identical to the services provided under the previous agreement with Exelon. Under the terms of the agreement, the Partnership reimburses PUPCO for all reasonable labor and other out-of-pocket costs incurred in the provision of its services. During 1999, PUPCO billed the Partnership $50,885 for the services, of which $4,523 remained in accounts payable at December 31, 1999.

CONSTRUCTION MANAGEMENT - NRGG received fees and reimbursed expenses for management services provided to the Project and for acting as the Partnership's representative to administer all third-party contracts during the construction phase. The arrangement commenced on March 8, 1996 and ceased upon Commercial Operation. During 1998, NRGG billed the Partnership fees and reimbursed expenses of $56,250 and $214,795, respectively, all of which were capitalized as construction cost.

MANAGEMENT SERVICES AND OTHER - In accordance with the Partnership agreement, the Partnership is required to pay its Managing Partner $150,000 per year for providing management services to the Partnership. NRGG acted as Managing Partner through November 15, 1998 and billed the Partnership fees and reimbursable expenses of $131,250 and $36,719, respectively, of which $118,750 was included in accounts payable at December 31, 1998. Of these fees, $3,387 was capitalized as construction cost. Effective November 15, 1998, Trigen became the Managing Partner and billed the Partnership fees of $156,480 and $18,750 for the years ended December 31, 1999 and 1998, respectively, of which $13,040 and $18,750 was included in accounts payable as of December 31, 1999 and 1998, respectively. Trigen also billed the Partnership reimbursable expenses of $154,083 for the year ended December 31, 1999, of which $80,701 was included in accounts payable as of December 31, 1999. In addition, the Partnership purchases demineralized water from Trigen. For the years ended December 31, 1999 and 1998, the Partnership purchased $2,132,296 and $2,206,869, respectively, of demineralized water from Trigen of which $46,671 was capitalized as a construction cost prior to commercial operation during 1998 and $290,634 and $498,322 was included in accounts payable as of December 31, 1999 and 1998, respectively.

5.       OTHER SIGNIFICANT CONTRACTS

GAS SUPPLY AGREEMENT - The Partnership has a gas sales agreement with Aquila Energy Marketing Corporation ("Aquila"), a Delaware corporation, providing for the purchase of natural gas to meet the power plant's requirements. The purchase of gas as stated in the agreement is divided into two tiers based on quantity purchased. The price of the first tier, for daily purchases up to 32,000 million British Thermal units (MMBtu) is based on the gas spot market plus a premium. The second tier, for daily purchases above the initial 32,000 MMBtu, is also based on the gas spot market plus a premium. The premium on second tier gas purchases is subject to annual negotiations effective for years beginning January 1, 1999 and after. In addition, beginning in 2001 the price of both tiers is indexed based on the electricity rate received by the Project. The agreement also has a pricing provision for winter quantity gas delivered to certain redelivery points as defined in the agreement. The initial term of the gas sales agreement is 192 months from the initial delivery and may be extended for one-year renewal periods unless terminated by either party. During 1999 and 1998, the Partnership purchased $28,071,455 and $14,691,090, respectively, of gas under this agreement.

GAS TRANSPORTATION ARRANGEMENTS - The Partnership and the Philadelphia Authority for Industrial Development ("PAID") entered into a service agreement dated January 28, 1996, whereby PAID agreed to deliver non-interruptible local gas service to the Project for up to 50,000 Dekatherms ("Dth") per day from the date of Commercial Operation via an established agreement with Philadelphia Gas Works ("PGW"). The agreement between the Partnership and PAID is for a period of 25 years and may be extended at the mutual agreement of the two parties. The Partnership is committed to purchase transportation services for a minimum annual quantity based in part, on steam sales to Trigen. In addition, TPEC permanently released capacity of 15,000 Dth to the Partnership beginning November 1, 1997. TPEC retained first refusal privileges on this released capacity in the event that the Partnership does not require the additional capacity. During 1999 and 1998, the Partnership purchased $3,627,758 and $3,187,640, respectively, of transportation services under these agreements.

ENGINEERING, PROCUREMENT AND CONSTRUCTION CONTRACT - The Partnership has a $116,300,000 engineering, procurement and construction contract (the "EPC") with the Contractor. The contract guaranteed that the Project would be provisionally completed by December 8, 1997, the projected date of Commercial Operation. Provisions of the contract included rebates to the Partnership of $70,000 a day should the Contractor fail to complete the Project on schedule as well as bonus payments to the Contractor should the Project be completed prior to schedule. The contract was not completed on time. As such, a rebate in the amount of $1,722,000 was recorded in accounts receivable at December 31, 1998 and this amount was received during 1999. The Partnership and the Contractor resolved all of their differences related to the completion of the EPC contract on April 26, 1999 when they executed an amendment to that contract. The amendment fixed the date of Provisional Acceptance at April 26, 1999 and adjusted the amounts remaining payable under the contract on the date of the amendment downward $2,417,000 for late completion and other items.

COMBUSTION TURBINE PARTS SUPPLY AND REPAIR AND SCHEDULED OUTAGE SERVICES AGREEMENT - The Partnership entered into a combustion turbine parts supply and repair and scheduled outage services agreement with Westinghouse Electric Corporation as of August 29, 1997. The agreement requires the Partnership to purchase from the Contractor parts and miscellaneous hardware for the gas turbine comprising a portion of the Project, repair of parts for the gas turbine comprising a portion of the Project, and scheduled outage services and technical field assistance for unscheduled outages as defined in the agreement. The Partnership was billed $360,000 for 1998 services provided and has estimated the same amount for 1999. On April 26, 1999, the parties signed an Amendment to the original agreement which provides a $400,000 credit towards the purchase of Contractor services. The Partnership applied the credit toward the 1999 and 1998 expenses. The amount included in accounts payable to the Contractor on December 31, 1999 was $182,600.

6.       CREDIT AGREEMENTS

CONSTRUCTION CREDIT AGREEMENT - On March 1, 1996 the Partnership entered into a $125,000,000 Credit Agreement (the "Agreement") to provide construction and term loan financing for the purpose of financing a major portion of the Project facility. The Agreement provides the Partnership with $113,000,000 of construction loan commitments (the "Construction Loan") which are convertible to term loan commitments (the "Term Loan") after completion of certain criteria as stated in the Agreement, $7,000,000 in letter of credit commitments (the "LOC Commitment"), and $5,000,000 in working capital loan commitments (the "WC Loan"). Upon completion of the Project, the Construction Loan is due and payable or may be converted to a 15-year Term Loan, payable in quarterly installments through the year 2013. The Term Loan is available only to repay the Construction Loan. Substantially all of the Partnership's assets have been pledged as collateral under the Agreement.

The Partnership had $79,400,682 and $94,324,049 outstanding under the Construction Loan at December 31, 1999 and 1998, respectively. The Partnership has pledged $3,000,000 and $5,000,000 under its LOC Commitment for outstanding letters of credit as of December 31, 1999 and 1998, respectively.

Interest on balances outstanding under the Construction Loan and the WC Loan prior to conversion of Construction Loan to Term Loan, is based on either the base rate, as defined in the Agreement, or LIBOR plus 1.1% as elected by the Partnership at the time of borrowing, and was 7.60% and 6.66% at December 31, 1999 and 1998, respectively. Interest on balances outstanding under the Term Loan and the WC Loan, subsequent to conversion of Construction Loan to Term Loan, is based on the rates as noted during the Construction Loan period and is subject to an increase in the percentage as defined in the Agreement. Interest on letters of credit outstanding under the LOC Commitment is currently 1.1%, and is subject to periodic increases during the term of the Agreement. The LOC Commitment also is subject to a fee of 0.125%, due quarterly.

The Agreement provides for commitment fees of 0.375% on the unused Construction Loan, WC Loan and LOC Commitment.

To protect the Project Lender from the uncertainty of interest rate changes during the term of the loan, the Partnership entered into an agreement (the "Swap Agreement") with Chase Manhattan Bank (the "Counterparty"), a participating bank in the Loan Agreement on March 1, 1996. Under the Swap Agreement, the Partnership agreed to swap interest payments with the Counterparty. Effective December 8, 1997, the Partnership is obligated to make fixed interest payments at a rate of 7.18% from effective date of December 8, 1997 through termination date of December 8, 2012 on a balance of $56,500,000 at December 8, 1997 and decreasing in accordance with the Swap Agreement. The Counterparty is obligated to make variable interest payments based on a three-month LIBOR, which was 6.1% and 5.2% at December 31, 1999 and 1998, respectively, on the same balance.

SUBORDINATE CREDIT AGREEMENT - The Partnership also has a Subordinate Credit Commitment with the Project's Contractor. The Contractor agreed to lend the Partnership $15,000,000 to provide additional funding for the construction of the Project. The funds were made available after the Construction Loan commitments described above were exhausted and the Partners made their equity contribution of $30,000,000 used for the continuation of the Project's construction. The term of the Subordinate Debt is nine years and interest on the Subordinate Debt is calculated using the prime rate for the first four years and prime rate plus 1.5% for the remaining years. During 1998, the Partnership borrowed the full $15,000,000 available under the Subordinate Debt, all of which remains outstanding at December 31, 1999. During 1998, the Partnership received a notice of default from the Project Lender. Such default resulted in a cross-default on the Partnership's subordinate debt. (See Note 2).

7.       CAPITAL CONTRIBUTIONS

During 1997, the Construction Loan (see Note 6) was fully utilized. Each of the Partners made an equity contribution of $10,000,000. The last contributions were made December 29, 1997.

8.       NEW ACCOUNTING PRONOUCEMENTS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), REPORTING ON THE COSTS OF START-UP ACTIVITIES. This statement, which requires that costs related to start-up activities generally be expensed as incurred, is effective for fiscal years beginning after December 25, 1998. The Company recorded a $357,000 charge against income in the year ended December 31, 1999 as the cumulative effect of change in accounting principle due to adoption of this pronouncement. As these costs were incurred prior to the year ended December 31, 1997, pro forma income for the year ended December 31, 1997, assuming the method is applied retroactively, would not be materially different from the income as reported. Therefore, no pro forma disclosure of the effect of this change in accounting principal is necessary.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENT AND HEDGING ACTIVITIES. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement, as amended by SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133, is effective for fiscal years beginning after June 15, 2000. The Partnership is in the process of analyzing the impact that SFAS No. 133 will have on its financial position and results of operations when such statement is adopted.

9.       COMMITMENTS AND CONTINGENCIES

The Partnership is committed to purchase non-interruptible local gas service for the Project from the Philadelphia Authority for Industrial Development ("PAID") through a service agreement dated January 28, 1996. The agreement between the Partnership and PAID is for a period of 25 years and may be extended at the mutual agreement of the two parties. The service agreement requires the Partnership to purchase a minimum annual quantity of gas transportation. The minimum annual amounts, based on the minimum quantities and costs per the agreement are as follows:


                                           MINIMUM
YEAR                                    ANNUAL AMOUNT
2000                                          $  880,000
2001                                           1,184,000
2002 - 2016                                      688,000
2017 - 2022                                      536,000


These minimums are subject to downward revisions for the amount of gas delivered to Trigen as well as the quantity of steam produced at the Schuylkill station.

                                     ******